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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                  ---------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 21)*

                           Orleans Homebuilders, Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                   -------------------------------------------
                         (Title of Class of Securities)


                                   686588-10-4
                               ------------------
                                 (CUSIP Number)

                             Jason M. Shargel, Esq.
                       Wolf, Block, Schorr and Solis-Cohen
                          1650 Arch Street, 22nd Floor
                Philadelphia, Pennsylvania 19103, (215) 977-2000
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2003
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.





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CUSIP No.                              13D                   Page    of    Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS

                    Jeffrey P. Orleans

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   SOURCE OF FUNDS

                    OO
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Citizen of the United States
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         11,305,128

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    10,000
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         11,305,128

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    10,000

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    11,315,128

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    70.4%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                    PN
________________________________________________________________________________



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Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) Jeffrey P. Orleans beneficially owns 11,315,128 shares of Common Stock, including (i) 666,668 shares which continue to be issuable upon conversion of $1,000,000 remaining on the Company's $3,000,000 Convertible Subordinated 7% Note, (ii) 42,000 shares owned by a privately-held partnership, of which Mr. Orleans is a majority partner, (iii) 10,000 shares owned by a privately-held corporation, of which Mr. Orleans is a 50% stockholder, and (iv) 46,000 shares owned by the Jeffrey P. Orleans Charitable Foundation (the "Foundation"). Assuming the exercise and conversion of all derivative securities beneficially owned by Mr. Orleans, Mr. Orleans beneficially owns 70.4% of the Company's Common Stock. Mr. Orleans disclaims beneficial ownership in all of the shares of the Company's Common Stock owned by the Foundation.

         (b) Mr. Orleans has sole voting and dispositive power with respect to 11,305,128 shares of the Company's Common Stock and shared voting and dispositive power with respect to 10,000 shares of the Company's Common Stock registered to a privately-held corporation, of which Mr. Orleans is a 50% stockholder.

         (c) On December 29, 2003, Mr. Orleans (i) converted 100,000 shares of the Company's Series D Preferred Stock, at a conversion rate of 20 shares of common stock per share of Series D Preferred Stock, resulting in his acquisition of 2,000,000 shares of Common Stock, and (ii) converted $1,000,000 of the $2,000,000 remaining on the Company's $3,000,000 Convertible Subordinated 7% Note, at a conversion rate of $1.50 per share, resulting in his acquisition of 666,666 shares of Common Stock.

         (d) No person, other than Mr. Orleans, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 11,305,128 shares of the Company's Common Stock beneficially owned by Mr. Orleans over which Mr. Orleans has sole voting and dispositive power. Mr. Orleans shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 10,000 shares of the Company's Common Stock owned by a privately-help corporation, of which Mr. Orleans is a 50% stockholder.

         (e) Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2004
                                                     Jeffrey P. Orleans
                                                    ---------------------
                                                     Jeffrey P. Orleans